UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2014
Commission File Number 0-28564

__________________________________
QIAGEN N.V.
__________________________________
Spoorstraat 50
5911 KJ Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

QIAGEN N.V.
Form 6-K

2

OTHER INFORMATION
For the three- and six- month periods ended June 30, 2014, QIAGEN N.V. prepared its quarterly report under United States generally accepted accounting principles (U.S. GAAP). This quarterly report is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

3

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

BY:	/S/ ROLAND SACKERS
Roland Sackers
Chief Financial Officer

Date:	July 30, 2014

4

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	U.S. GAAP Quarterly Report for the Period Ended June 30, 2014

5

Exhibit 99.1
QIAGEN N.V. AND SUBSIDIARIES
U.S. GAAP QUARTERLY REPORT FOR THE PERIOD ENDED JUNE 30, 2014

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	Note	June 30, 2014	December 31, 2013
		(unaudited)
Assets
Current assets:
Cash and cash equivalents		$418,934	$330,303
Short-term investments		235,834	49,923
Accounts receivable, net of allowance for doubtful accounts of $10,960 and $10,683 in 2014 and 2013, respectively		248,254	259,710
Income taxes receivable		49,527	46,874
Inventories, net	(11)	135,779	128,097
Prepaid expenses and other current assets		79,671	66,290
Deferred income taxes		32,861	39,692
Total current assets		1,200,860	920,889
Long-term assets:
Property, plant and equipment, net		460,857	445,044
Goodwill	(6)	1,882,468	1,855,691
Intangible assets, net of accumulated amortization of $696,826 and $630,136 in 2014 and 2013, respectively	(6)	768,054	790,405
Deferred income taxes		5,528	5,081
Other assets		245,829	71,282
Total long-term assets		3,362,736	3,167,503
Total assets		$4,563,596	$4,088,392

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

	Note	June 30, 2014	December 31, 2013
		(unaudited)
Liabilities and equity
Current liabilities:
Current portion of long-term debt	(9)	$410	$207
Accounts payable		44,183	50,869
Accrued and other liabilities (of which $4,318 and $6,943 due to related parties in 2014 and 2013, respectively)	(16)	198,202	245,236
Income taxes payable		50,303	38,131
Deferred income taxes		2,652	2,595
Total current liabilities		295,750	337,038
Long-term liabilities:
Long-term debt, net of current portion (of which $145,000 in 2014 and $445,000 in 2013 due to related parties)	(9) (16)	1,174,953	845,276
Deferred income taxes		129,640	143,760
Other liabilities		208,476	38,447
Total long-term liabilities		1,513,069	1,027,483
Commitments and contingencies	(14)
Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding		—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding		—	—
Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued—239,707 shares in 2014 and in 2013		2,812	2,812
Additional paid-in capital		1,801,491	1,777,894
Retained earnings		1,079,250	1,054,431
Accumulated other comprehensive income (loss)	(12)	13,067	(4,192)
Less treasury shares at cost— 7,038 and 5,817 shares in 2014 and in 2013, respectively		(150,853)	(116,613)
Equity attributable to the owners of QIAGEN N.V.		2,745,767	2,714,332
Noncontrolling interest		9,010	9,539
Total equity		2,754,777	2,723,871
Total liabilities and equity		$4,563,596	$4,088,392

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands, except per share data)

	Three months ended
	June 30,
	2014	2013
	(unaudited)
Net sales	$330,837	$315,212
Cost of sales	114,968	146,297
Gross profit	215,869	168,915
Operating expenses:
Research and development	37,909	33,639
Sales and marketing	92,817	91,296
General and administrative, restructuring, integration and other	28,104	69,132
Acquisition-related intangible amortization	9,347	9,009
Total operating expenses	168,177	203,076
Income (loss) from operations	47,692	(34,161)
Other income (expense):
Interest income	831	413
Interest expense	(10,525)	(7,807)
Other income (expense), net	1,187	(5,099)
Total other expense, net	(8,507)	(12,493)
Income (loss) before income taxes	39,185	(46,654)
Income taxes	6,130	5,083
Net income (loss)	33,055	(51,737)
Net income attributable to noncontrolling interest	221	24
Net income (loss) attributable to the owners of QIAGEN N.V.	$32,834	$(51,761)
Basic earnings (loss) per common share attributable to the owners of QIAGEN N.V.	$0.14	$(0.22)
Diluted earnings (loss) per common share attributable to the owners of QIAGEN N.V.	$0.14	$(0.22)

Weighted-average shares outstanding
Basic	232,553	234,074
Diluted	240,640	234,074

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands, except per share data)

	Six months ended
	June 30,
	2014	2013
	(unaudited)
Net sales	$647,910	$618,788
Cost of sales	221,923	249,861
Gross profit	425,987	368,927
Operating expenses:
Research and development	78,245	67,939
Sales and marketing	184,190	180,873
General and administrative, restructuring, integration and other	54,895	108,092
Acquisition-related intangible amortization	18,662	17,113
Total operating expenses	335,992	374,017
Income (loss) from operations	89,995	(5,090)
Other income (expense):
Interest income	1,841	1,271
Interest expense	(18,527)	(15,473)
Other expense, net	(6,285)	(4,582)
Total other expense, net	(22,971)	(18,784)
Income (loss) before income taxes	67,024	(23,874)
Income taxes	10,685	7,791
Net income (loss)	56,339	(31,665)
Net income attributable to noncontrolling interest	237	113
Net income (loss) attributable to the owners of QIAGEN N.V.	$56,102	$(31,778)
Basic earnings (loss) per common share attributable to the owners of QIAGEN N.V.	$0.24	$(0.14)
Diluted earnings (loss) per common share attributable to the owners of QIAGEN N.V.	$0.23	$(0.14)

Weighted-average shares outstanding
Basic	232,709	233,699
Diluted	241,798	233,699

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Three Months Ended
	June 30,
	2014	2013
	(unaudited)
Net income (loss)	$33,055	$(51,737)
Foreign currency translation adjustments, before tax	5,319	(48,569)
Other comprehensive income (loss), before tax	5,319	(48,569)
Income tax relating to components of other comprehensive income (loss)	46	(1,692)
Total other comprehensive income (loss), after tax	5,365	(50,261)
Comprehensive income (loss)	38,420	(101,998)
Less: Comprehensive income attributable to noncontrolling interest	146	207
Comprehensive income (loss) attributable to the owners of QIAGEN N.V.	$38,274	$(102,205)

	Six Months Ended
	June 30,
	2014	2013
	(unaudited)
Net income (loss)	$56,339	$(31,665)
Foreign currency translation adjustments, before tax	16,786	(71,992)
Other comprehensive income (loss), before tax	16,786	(71,992)
Income tax relating to components of other comprehensive income (loss)	9	(1,716)
Total other comprehensive income (loss), after tax	16,795	(73,708)
Comprehensive income (loss)	73,134	(105,373)
Less: Comprehensive (loss) income attributable to noncontrolling interest	(228)	331
Comprehensive income (loss) attributable to the owners of QIAGEN N.V.	$73,362	$(105,704)

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands)

		Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Shares		Equity Attributable to the Owners of QIAGEN N.V.	Non-controlling Interest	Total Equity
(unaudited)	Note	Shares	Amount				Shares	Amount
BALANCE AT DECEMBER 31, 2013		239,707	$2,812	$1,777,894	$1,054,431	$(4,192)	(5,817)	$(116,613)	$2,714,332	$9,539	$2,723,871
Acquisition of Ipsogen S.A. shares from non-controlling interests	(3)	—	—	—	—	—	—	—	—	(302)	(302)
Net income		—	—	—	56,102	—	—	—	56,102	237	56,339
Proceeds from subscription receivables		—	—	409	—	—	—	—	409	—	409
Redemption of subscription receivables	(9)	—	—	(67,943)	—	—	—	—	(67,943)	—	(67,943)
Issuance of Warrants	(12)	—	—	68,900	—	—	—	—	68,900	—	68,900
Translation adjustment, net	(12)	—	—	—	—	17,259	—	—	17,259	(464)	16,795
Purchase of treasury shares	(12)	—	—	—	—	—	(3,440)	(77,748)	(77,748)	—	(77,748)
Issuance of common shares in connection with warrant exercise	(9)	—	—	—	(490)	—	195	4,391	3,901	—	3,901
Issuance of common shares in connection with stock plan		—	—	—	(30,793)	—	2,024	39,117	8,324	—	8,324
Share-based compensation	(15)	—	—	19,413	—	—	—	—	19,413	—	19,413
Excess tax benefit of employee stock plans		—	—	2,818	—	—	—	—	2,818	—	2,818
BALANCE AT JUNE 30, 2014		239,707	$2,812	$1,801,491	$1,079,250	$13,067	(7,038)	$(150,853)	$2,745,767	$9,010	$2,754,777

BALANCE AT DECEMBER 31, 2012		236,487	$2,769	$1,718,163	$985,434	$43,991	(1,943)	$(35,653)	$2,714,704	$9,659	$2,724,363
Acquisition of Ipsogen S.A. shares from non-controlling interests		—	—	—	—	—	—	—	—	(462)	(462)
Net (loss) income		—	—	—	(31,778)	—	—	—	(31,778)	113	(31,665)
Proceeds from subscription receivables		—	—	528	—	—	—	—	528	—	528
Translation adjustment, net		—	—	—	—	(73,926)	—	—	(73,926)	218	(73,708)
Purchase of treasury shares		—	—	—	—	—	(3,128)	(63,340)	(63,340)	—	(63,340)
Issuance of common shares in connection with stock plan		2,924	39	18,014	—	—	—	—	18,053	—	18,053
Share-based compensation		—	—	18,457	—	—	—	—	18,457	—	18,457
Excess tax benefit of employee stock plans		—	—	3,072	—	—	—	—	3,072	—	3,072
BALANCE AT JUNE 30, 2013		239,411	$2,808	$1,758,234	$953,656	$(29,935)	(5,071)	$(98,993)	$2,585,770	$9,528	$2,595,298

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

		Six months ended
		June 30,
	Note	2014	2013
Cash flows from operating activities:		(unaudited)
Net income (loss)		$56,339	$(31,665)
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		98,366	94,665
Non-cash impairments	(4) (5)	1,200	42,768
Share-based compensation expense	(15)	19,413	18,457
Excess tax benefits from share-based compensation		(2,818)	(3,072)
Deferred income taxes		(13,671)	(14,294)
Loss on early redemption of debt	(9)	4,560	—
Other		7,186	5,376
Net changes in operating assets and liabilities:
Accounts receivable		13,095	(2,599)
Inventories		(14,167)	(18,599)
Accounts payable		(7,726)	(11,780)
Accrued and other liabilities		(54,499)	9,070
Other		11,936	5,505
Net cash provided by operating activities		119,214	93,832
Cash flows from investing activities:
Purchases of property, plant and equipment		(42,491)	(33,695)
Proceeds from sale of equipment		—	40
Purchases of intangible assets		(5,157)	(15,663)
Purchases of investments		(6,684)	(4,136)
Cash paid for acquisitions, net of cash acquired		(41,715)	(102,395)
Purchases of short-term investments		(206,131)	—
Proceeds from sales of short-term investments		20,000	15,859
Other investing activities		3,349	1,994
Net cash used in investing activities		(278,829)	(137,996)
Cash flows from financing activities:
Proceeds from issuance of cash convertible notes, net of issuance costs	(9)	718,569	—
Purchase of call option related to cash convertible notes	(9)	(105,170)	—
Proceeds from issuance of warrants	(12)	68,900	—
Repayment of long-term debt	(9)	(371,895)	(633)
Principal payments on capital leases		(2,267)	(2,010)
Proceeds from subscription receivables		409	528
Excess tax benefits from share-based compensation		2,818	3,072
Proceeds from issuance of common shares		8,324	18,053
Purchase of treasury shares	(12)	(77,748)	(63,340)
Other financing activities		3,599	(616)
Net cash provided by (used in) financing activities		245,539	(44,946)
Effect of exchange rate changes on cash and cash equivalents		2,707	(5,108)
Net increase (decrease) in cash and cash equivalents		88,631	(94,218)
Cash and cash equivalents, beginning of period		330,303	394,037
Cash and cash equivalents, end of period		$418,934	$299,819
The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1.	Corporate Information
QIAGEN N.V. is a public limited liability company ('naamloze vennootschap') under Dutch law with a registered office at Spoorstraat 50, Venlo, The Netherlands. QIAGEN N.V., a Netherlands holding company, and subsidiaries (QIAGEN, we, our or the Company) is a leading provider of innovative Sample and Assay Technologies. These technologies—consumable products such as sample and assay kits and automated instrumentation systems—empower customers to transform raw biological samples into valuable molecular information. We serve four major customer classes: Molecular Diagnostics laboratories; Applied Testing customers in fields such as forensics, veterinary diagnostics and food safety; Pharmaceutical research and development groups; and Academic researchers. We market our products in more than 100 countries.

2.	Basis of Presentation and Accounting Policies
Basis of Presentation
The condensed consolidated financial statements include the accounts of QIAGEN N.V., its wholly-owned subsidiaries, and any partially owned subsidiaries that the Company has the ability to control which are not considered variable interest entities. All significant intercompany accounts and transactions have been eliminated. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in companies where we exercise significant influence over the operations but do not have control, and where we are not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method. When there is a portion of equity in an acquired subsidiary not attributable, directly or indirectly, to the Company, we record the fair value of the noncontrolling interests at the acquisition date and classify the amounts attributable to noncontrolling interests separately in equity in the condensed consolidated financial statements. Any subsequent changes in the Company's ownership interest while the Company retains its controlling financial interest in its subsidiary are accounted for as equity transactions.
On April 3, 2014, we acquired BIOBASE, located in Wolfenbüttel, Germany. On April 29, 2013, we acquired Ingenuity Systems, Inc. (Ingenuity), located in Redwood City, California and on August 22, 2013 we acquired CLC bio (CLC), located in Aarhus, Denmark. Accordingly, at the acquisition dates, all of the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results of the acquired companies as of the acquisition dates.
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial information and generally in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the Securities and Exchange Commission (SEC) rules and regulations. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been included.
We operate as one operating segment in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting. We have a common basis of organization, our products and services are offered globally and have consistent product margins. Our chief operating decision maker (CODM) makes decisions based on the Company as a whole. Accordingly, we operate and make decisions as one reporting unit.
The results of operations for an interim period are not necessarily indicative of results that may be expected for any other interim period or for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2013.

Summary of Significant Accounting Policies
The interim condensed consolidated financial statements were prepared based on the same accounting policies as those applied and described in the consolidated financial statements as of December 31, 2013 including the adoption of new standards and interpretations as of January 1, 2014.

Adoption of New Accounting Standards
In February 2013, the FASB issued Accounting Standards Update No. 2013-04, "Liabilities (Topic 405) ─Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date" (ASU 2013-04). The amendments in this update provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this update is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this update also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The requirements of ASU 2013-04 became effective for us on January 1, 2014 and did not have any material impact on our consolidated financial statements.
In March 2013, the FASB issued Accounting Standards Update No. 2013-05, "Foreign Currency Matters (Topic 830): Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity" (ASU 2013-05). The amendments in ASU 2013-05 provide guidance on releasing Cumulative Translation Adjustments (CTA) when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. In addition, these amendments provide guidance on the release of CTA in partial sales of equity method investments and in step acquisitions. For public entities, the amendments are effective on a prospective basis for fiscal years and interim reporting periods within those years, beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted and early adoption is permitted. ASU 2013-05 became effective for us in the period beginning January 1, 2014 and its adoption did not have an effect on our financial position, results of operations or cash flows.
In July 2013, the FASB issued Accounting Standards Update No. 2013-11 (ASU 2013-11), "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" (a consensus of the FASB Emerging Issues Task Force), which requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss (NOL) carryforward, or similar tax loss or tax credit carryforward, rather than as a liability when (1) the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction and (2) the entity intends to use the deferred tax asset for that purpose. The ASU does not require new disclosures. It is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. ASU 2013-11 became effective for us in the period beginning January 1, 2014 and its adoption did not have a significant effect on our financial position, results of operations or cash flows.

New Accounting Standards Not Yet Adopted
In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09), "Revenue from Contracts with Customers: Topic 606" which affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles-Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU. An entity should apply the amendments in this ASU either retrospectively to each prior reporting period presented and the entity may elect certain practical expedients; or, retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. The amendments in this ASU will be effective for our annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. We are currently evaluating the impact on our financial position, results of operations or cash flows.

3.	Acquisitions
Acquisitions have been accounted for as business combinations, and the acquired companies’ results have been included in the accompanying condensed consolidated statements of income from their respective dates of acquisition. Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as sales force, shared service centers, distribution channels and customer relations, to expand sales of the acquired businesses’ products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing.

2014 Acquisitions
During the first half of 2014, we completed three acquisitions which individually were not significant to the overall consolidated financial statements. The cash paid for these acquisitions, net of cash acquired, totaled $41.7 million. Each of these acquisitions individually did not have a material impact to net sales, net income or earnings per share and therefore no pro forma information has been provided herein.
2013 Acquisition
On April 29, 2013, we acquired 100% of the outstanding common shares of Ingenuity Systems, Inc. (Ingenuity), a leading provider of software solutions that efficiently and accurately analyze and interpret the biological meaning of genomic data. The cash consideration totaled $106.9 million of which $10.0 million was retained in an escrow account as of June 30, 2014 to cover any claims for breach of any representations, warranties or indemnities. The acquisition of Ingenuity did not have a material impact to net sales, net income or earnings per share and therefore no proforma information has been provided herein.
The final purchase price allocation for Ingenuity did not differ from the preliminary estimates other than the decrease of approximately $0.1 million of purchase consideration, $3.0 million increase of long-term deferred tax asset, $4.1 million increase of long-term deferred tax liability and an additional $0.3 million increase of other opening balance sheet adjustments. The corresponding impact for these adjustments was an increase to goodwill of $0.7 million. These changes to arrive at the final purchase price allocation were not material to the consolidated financial statements. The final purchase price allocation for Ingenuity is as follows:

(in thousands)	Ingenuity Systems acquisition
Purchase Price:
Cash consideration	$106,932
$106,932

Allocation:
Cash and cash equivalents	$4,449
Accounts receivable	2,018
Prepaid and other current assets	1,834
Current deferred tax asset	3,126
Fixed and other long-term assets	2,648
Long-term deferred tax asset	13,203
Accounts payable	(2,662)
Accruals and other current liabilities	(14,558)
Liabilities assumed	(557)
Developed technology, licenses and know-how	37,903
Tradenames	3,359
In-process research and development	2,069
Customer relationships	1,023
Goodwill	69,479
Deferred tax liability on fair value of identifiable intangible assets acquired	(16,402)
$106,932

The weighted-average amortization period for the intangible assets is 14.1 years. The goodwill acquired is not deductible for tax purposes.
Other Acquisitions
During 2011, we acquired a majority shareholding in QIAGEN Marseille S.A., formerly Ipsogen S.A. (Marseille), a publicly listed company founded and based in Marseille, France. During 2014, we acquired additional Marseille shares for a total of $0.3 million and held 90.25% of the Marseille shares as of June 30, 2014.

4.	Restructuring

Late in 2011, we began a project to enhance productivity by streamlining the organization and reallocating resources to strategic initiatives to help drive growth and innovation, strengthen our industry leadership position and improve longer-term profitability. This project aims to eliminate organizational layers and overlapping structures, actions that we expect will enhance our processes, speed and productivity. The last group of initiatives included actions to focus R&D activities on higher-growth areas in all customer classes, concentrate operations at fewer sites, and realign sales and regional marketing teams in the U.S. and Europe to better address customer needs in a more streamlined manner across the continuum from basic research to translational medicine and clinical diagnostics. Restructuring charges were recorded in 2013 as part of this transformational project. In the first half of 2013, we recorded pretax restructuring charges of $50.7 million in general, administrative, restructuring and other. The pretax charges consisted of $15.3 million for personnel related costs, $11.8 million of fixed and intangible asset impairments, $2.1 million for contract termination costs, and $21.5 million of other costs including consulting costs. Additionally, we recorded $36.9 million in cost of sales which includes $25.2 million of fixed and intangible asset impairments, $6.7 million for contract termination costs, $3.0 million for the write off of inventory, and $2.0 million for personnel costs. No additional costs were incurred in 2014.

The following table summarizes the components of the restructuring costs. At June 30, 2014 and December 31, 2013, restructuring accruals of $2.3 million and $10.6 million, respectively, were included in accrued and other liabilities in the accompanying condensed consolidated balance sheets.

(in thousands)	Personnel Related	Facility Related	Contract and Other Costs	Total
Balance at December 31, 2013	$9,782	$313	$511	$10,606
Payments	(6,114)	(313)	(38)	(6,465)
Release of excess accrual	(1,787)	—	—	(1,787)
Foreign currency translation adjustment	(40)	—	—	(40)
Balance at June 30, 2014	$1,841	$—	$473	$2,314

The costs in the above table do not include consulting costs associated with third-party service providers that assisted with executing the restructuring. We accrued for consulting costs as the services were provided.

5.	Investments
We have made strategic investments in certain companies that are accounted for using the equity or cost method of accounting. The method of accounting for an investment depends on the level of influence. We monitor changes in circumstances that may require a reassessment of the level of influence. We periodically review the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the recent financial statements. The fair value of cost and equity-method investments is estimated when there are identified events or changes in circumstances that may have an impact on the fair value of the investment.
As of June 30, 2014 and December 31, 2013, we had a total of cost-method investments in non-publicly traded companies with carrying amounts of $20.8 million and $15.4 million, respectively, which are included in other assets. The fair-value of these cost-method investments are not estimated unless there are identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. For the six-month period ended June 30, 2014, we recorded an impairment of a cost method investment of $1.2 million in research and development expense.
FASB ASC Topic 810 requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not control a majority of voting interests. A variable interest entity is generally defined as an entity with insufficient equity to finance its activities or where the owners of the entity lack the risk and rewards of ownership. We have a 50% interest in a joint venture company, PreAnalytiX GmbH (PreAnalytiX), for which we are not the primary beneficiary. Thus, the investment is accounted for under the equity method. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, our maximum exposure to loss as a result of our involvement with PreAnalytiX is limited to our share of losses from the equity method investment.
We also have 100% interests in two entities established for the purpose of issuing convertible debt which are not consolidated. These entities are discussed in Note 9.

6.	Intangible Assets
The following table sets forth the intangible assets by major asset class as of June 30, 2014 and December 31, 2013:

	June 30, 2014		December 31, 2013
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	$331,734	$(182,876)	$326,614	$(168,637)
Developed technology	721,888	(345,343)	692,727	(310,842)
Customer base and trademarks	402,489	(168,607)	392,431	(150,657)
	$1,456,111	$(696,826)	$1,411,772	$(630,136)
Unamortized Intangible Assets:
In-process research and development	$8,769		$8,769
Goodwill	1,882,468		1,855,691
	$1,891,237		$1,864,460

The estimated fair values of acquired in-process research and development projects which have not reached technological feasibility at the date of acquisition are capitalized and subsequently tested for impairment through completion of the development process, at which point the capitalized amounts are amortized over their estimated useful life. If a project is abandoned rather than completed, all capitalized amounts are written-off immediately. The amortization of the remaining in-process research and development is expected to begin during 2014 as the projects are completed.
The changes in intangibles assets in 2014 are summarized as follows:

(in thousands)	Intangibles	Goodwill
Balance at December 31, 2013	$790,405	$1,855,691
Additions	5,074	—
Purchase adjustments	—	656
Acquisition	35,897	16,057
Amortization	(66,306)	—
Foreign currency translation adjustments	2,984	10,064
Balance at June 30, 2014	$768,054	$1,882,468

Cash paid for purchases of intangible assets during the six-month period ended June 30, 2014 totaled $5.2 million of which $0.1 million related to prepayments is included in other long-term assets in the accompanying balance sheet.

The changes in the carrying amount of goodwill for the six months ended June 30, 2014 resulted primarily from changes in foreign currency translation together with acquired goodwill from other acquisitions and adjustments made in connection with the finalization of the purchase price allocation for the acquisition of Ingenuity discussed in Note 3.

For the three- and six-month periods ended June 30, 2014 and 2013, amortization expense on intangible assets totaled approximately $33.2 million and $66.3 million, and $32.2 million and $61.8 million respectively. Amortization of intangibles for the next five years is expected to be approximately:

Year	Annual Amortization (in thousands)
2015	$135,336
2016	$132,129
2017	$117,278
2018	$90,651
2019	$69,648

7.	Derivatives
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with our global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We do not offset the fair value of derivative instruments with cash collateral held or received from the same counterparty under a master netting arrangement. As of June 30, 2014 we did not have any derivatives that were accounted for as hedging instruments.

Call Options
We entered into Call Options which, along with the sale of the Warrants, represent the Call Spread Overlay entered into in connection with the Cash Convertible Notes and which are more fully described in Note 9, “Debt”. We used $105.2 million of the proceeds from the issuance of the Cash Convertible Notes to pay the premium for the Call Options, and simultaneously received $69.4 million from the sale of the Warrants, for a net cash outlay of $35.8 million for the Call Spread Overlay. The Call Options are intended to offset cash payments in excess of the principal amount due upon any conversion of the Cash Convertible Notes.
Aside from the initial payment of a premium of $105.2 million for the Call Options, we will not be required to make any cash payments under the Call Options. We will however be entitled to receive under the terms of the Call Options an amount of cash generally equal to the amount by which the market price per share of our common stock exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is equal to the conversion price of the Cash Convertible Notes.
The Call Options, for which our common stock is the underlying security, are a derivative asset that requires mark-to-market accounting treatment due to the cash settlement features until the Call Options settle or expire. The Call Options are measured and reported at fair value on a recurring basis, within Level 3 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the Call Options, refer to Note 8, “Fair Value Measurements.” The fair value of the Call Options at June 30, 2014 was approximately $158.9 million.
The Call Options do not qualify for hedge accounting treatment. Therefore, the change in fair value of these instruments is recognized immediately in our Consolidated Statements of Income in other (expense) income, net. For the six months ended June 30, 2014, the change in the fair value of the Call Options resulted in gains of $53.8 million. Because the terms of the Call Options are substantially similar to those of the Cash Convertible Notes' embedded cash conversion option, discussed below, we expect the effect on earnings from those two derivative instruments to partially offset each other.

Cash Convertible Notes Embedded Cash Conversion Option
The embedded cash conversion option within the Cash Convertible Notes is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our Consolidated Statements of Income in other (expense) income, net until the cash conversion option settles or expires. For further discussion of the Cash Convertible Notes, refer to Note 9 “Debt”. The initial fair value liability of the embedded cash conversion option was $105.2 million, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). The embedded cash conversion option is measured and reported at fair value on a recurring basis, within Level 3 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the embedded cash conversion option, refer to Note 8, “Fair Value Measurements.” The fair value of the embedded cash conversion option at June 30, 2014 was approximately $160.2 million. For the six months ended June 30, 2014, the change in the fair value of the embedded cash conversion option resulted in losses of $55.0 million.

Foreign Currency Derivatives
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage balance sheet exposure on a group-wide basis using foreign exchange forward contracts, foreign exchange options and cross-currency swaps.
Undesignated Derivative Instruments
We are party to various foreign exchange forward, option and swap arrangements which had, at June 30, 2014, an aggregate notional value of $855.9 million and fair value of $2.9 million included in prepaid and other assets and $3.4 million included in accrued and other liabilities, respectively, and which expire at various dates through October 2015.
We were party to various foreign exchange forward and swap arrangements which had, at December 31, 2013, an aggregate notional value of $842.1 million and fair values of $2.5 million and $14.5 million included in prepaid and other assets and accrued and other liabilities, respectively, which expired at various dates through April 2014. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other (expense) income, net.
Fair Values of Derivative Instruments
The following table summarizes the fair value amounts of derivative instruments reported in the condensed consolidated balance sheets as of June 30, 2014 and December 31, 2013:

	Derivatives in Asset Positions Fair value		Derivatives in Liability Positions Fair value
(in thousands)	6/30/2014	12/31/2013	6/30/2014	12/31/2013
Undesignated derivative instruments
Call spread overlay	$158,926	$—	$(160,206)	$—
Foreign exchange contracts	2,905	2,533	(3,448)	(14,518)
Total derivative instruments	$161,831	$2,533	$(163,654)	$(14,518)

Gains and Losses on Derivative Instruments

The following tables summarize the locations and gains and losses on derivative instruments for the three and six months ended June 30, 2014 and 2013:

Three months ended June 30, 2014 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Undesignated derivative instruments
Call spread overlay	n/a	Other (expense) income, net	n/a	$(1,009)
Foreign exchange contracts	n/a	Other income, net	n/a	6,404
				$5,395

Three months ended June 30, 2013 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Undesignated derivative instruments
Foreign exchange contracts	n/a	Other (expense) income, net	n/a	$(10,451)

Six months ended June 30, 2014 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Undesignated derivative instruments
Call spread overlay	n/a	Other (expense) income, net	n/a	$(1,280)
Foreign exchange contracts	n/a	Other income, net	n/a	7,439
				$6,159

Six months ended June 30, 2013 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Undesignated derivative instruments
Foreign exchange contracts	n/a	Other income, net	n/a	$6,333

The amounts noted in the tables above for accumulated other comprehensive income (AOCI) do not include any adjustments for the impact of deferred income taxes. Gains and losses recognized on foreign exchange contracts are included in other (expense) income, net in the condensed consolidated statements of income together with the corresponding, offsetting foreign exchange losses and gains on the underlying transactions.

8.	Fair Value Measurements
Assets and liabilities are measured at fair value according to a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:
Level 1. Observable inputs, such as quoted prices in active markets;
Level 2. Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
Our assets and liabilities measured at fair value on a recurring basis consist of short-term investments, which are classified in Level 1 and Level 2 of the fair value hierarchy, derivative contracts used to hedge currency and interest rate risk, which are classified in Level 2 of the fair value hierarchy, and contingent consideration accruals and derivative financial instruments entered into in connection with the Cash Convertible Notes discussed in Note 9, which are classified in Level 3 of the fair value hierarchy, and are shown in the tables below.
In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating.
Our Level 3 instruments include contingent consideration liabilities and derivative financial instruments. We value contingent consideration liabilities using unobservable inputs, applying the income approach, such as the discounted cash flow technique, or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones and the discount rate, to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration, and reflect any change in the accrual in the consolidated statements of income in the line items commensurate with the underlying nature of milestone arrangements. The Level 3 derivative financial instruments include the Call Options asset and the embedded conversion option liability. See Note 9, "Debt", and Note 7, "Derivatives", for further information. The derivatives are not actively traded and are valued based on an option pricing model that uses observable and unobservable market data for inputs. Significant market data inputs used to determine fair values as of June 30, 2014 included our common stock price, the risk-free interest rate, and the implied volatility of our common stock. The Call Options asset and the embedded cash conversion option liability were designed with the intent that changes in their fair values would substantially offset, with limited net impact to our earnings. Therefore, the sensitivity of changes in the unobservable inputs to the option pricing model for such instruments is substantially mitigated.
The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2014 and December 31, 2013:

	As of June 30, 2014				As of December 31, 2013
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	$8,468	$227,366	$—	$235,834	$8,550	$41,373	$—	$49,923
Call Option	—	—	158,926	158,926	—	—	—	—
Foreign exchange contracts	—	2,905	—	2,905	—	2,533	—	2,533
	$8,468	$230,271	$158,926	$397,665	$8,550	$43,906	$—	$52,456
Liabilities:
Foreign exchange contracts	$—	$(3,448)	$—	$(3,448)	$—	$(14,518)	$—	$(14,518)
Cash Conversion Option	—	—	(160,206)	(160,206)	—	—	—	—
Contingent consideration	—	—	(5,012)	(5,012)	—	—	(6,127)	(6,127)
	$—	$(3,448)	$(165,218)	$(168,666)	$—	$(14,518)	$(6,127)	$(20,645)

For liabilities with Level 3 inputs, the following table summarizes the activity for the six months ended June 30, 2014:

(in thousands)	Call Option	Cash Conversion Option	Contingent Consideration
Beginning Balance at December 31, 2013	$—	$—	$(6,127)
Additions	105,170	(105,170)	(56)
Payments	—	—	—
Gain (loss) included in earnings	53,756	(55,036)	1,165
Foreign currency translation adjustments	—	—	6
Ending balance at June 30, 2014	$158,926	$(160,206)	$(5,012)

During 2014, a gain for the reduction in the fair value of contingent consideration totaling $1.2 million was included in the condensed consolidated statement of income of which $1.1 million was recognized in cost of sales and $0.1 million was recognized in general and administrative, restructuring, integration and other.

The carrying values of financial instruments, including cash and equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of long-term debt as disclosed in Note 9 was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. There were no fair value adjustments in the three or six-month periods ended June 30, 2014 and 2013 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis other than the impairment of a cost-method investment as discussed in Note 5, "Investments".

9.	Debt

Our credit facilities available and undrawn at June 30, 2014 total €438.0 million (approximately $598.2 million). This includes a €400.0 million syndicated multi-currency revolving credit facility expiring December 2016 of which no amounts were utilized at June 30, 2014 or at December 31, 2013, and four other lines of credit amounting to €38.0 million with no expiration date, none of which were utilized as of June 30, 2014 or as of December 31, 2013. The €400.0 million facility can be utilized in euro, U.K. pound or U.S. dollar and bears interest of 0.8% to 2.35% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three, six or twelve months. The commitment fee is calculated based on 35% of the applicable margin. The revolving facility agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of assets and the maintenance of certain financial ratios. We were in compliance with these covenants at June 30, 2014. The credit facilities are for general corporate purposes.
At June 30, 2014, total long-term debt was approximately $1.2 billion, $0.4 million of which is current.
Total long-term debt consists of the following:

(in thousands)	June 30, 2014	December 31, 2013
Notes payable to QIAGEN Euro Finance bearing interest at an effective rate of 3.7% repaid in March 2014	$—	$300,000
Notes payable to QIAGEN Finance bearing interest at an effective rate of 1.8% due in February 2024	145,000	145,000
3.19% Series A Senior Notes due October 2019	73,000	73,000
3.75% Series B Senior Notes due October 2022	300,000	300,000
3.90% Series C Senior Notes due October 2024	27,000	27,000
0.375% Senior Unsecured Cash Convertible Notes due 2019	381,507	—
0.875% Senior Unsecured Cash Convertible Notes due 2021	247,899	—
Other notes payable bearing interest up to 6.28% and due through November 2015	957	483
Total long-term debt	1,175,363	845,483
Less current portion	410	207
Long-term portion	$1,174,953	$845,276

Cash Convertible Notes due 2019 and 2021
On March 19, 2014, we issued $730.0 million aggregate principal amount of Cash Convertible Senior Notes of which $430.0 million is due in 2019 (2019 Notes) and $300.0 million is due in 2021 (2021 Notes). We refer to the 2019 Notes and 2021 Notes, collectively as the “Cash Convertible Notes”. The aggregate net proceeds of the Cash Convertible Notes was $686.9 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs, excluding approximately $5.8 million of accrued debt issuance costs at March 31, 2014. Additionally, we used $372.5 million of the net proceeds to repay the 2006 Notes and related subscription right described below.
Interest on the Cash Convertible Notes is payable semiannually in arrears on March 19 and September 19 of each year, at rates of 0.375% and 0.875% per annum for the 2019 Notes and 2021 Notes, respectively, commencing on September 19, 2014. The 2019 Notes will mature on March 19, 2019 and the 2021 Notes will mature on March 19, 2021, unless repurchased or converted in accordance with their terms prior to such date.
The Cash Convertible Notes are convertible into cash in whole, but not in part, at the option of noteholders in the following circumstances: (a) from April 29, 2014 through September 18, 2018 for the 2019 Notes, and September 18, 2020 for the 2021 Notes (Contingent Conversion Period), under any of the Contingent Conversion Conditions and (b) at any time following the Contingent Conversion Period through the fifth business day immediately preceding the applicable maturity Date. Upon conversion, noteholders will receive an amount in cash equal to the Cash Settlement Amount, calculated as described below. The Cash Convertible Notes are not convertible into shares of our common stock or any other securities.
Noteholders may convert their Cash Convertible Notes into cash at their option at any time during the Contingent Conversion Period only under the following circumstances (Contingent Conversion Conditions):

•
during any calendar quarter commencing after the calendar quarter ending on March 31, 2014 (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

•	if we undergo certain fundamental changes;

•
during the five business day period immediately after any ten consecutive trading day period in which the quoted price for the 2019 Notes or the 2021 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day;

•
if we elect to distribute assets or property to all or substantially all of the holders of our common stock and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common stock for the prior 20 consecutive trading days;

•	if we elect to redeem the Cash Convertible Notes; or

•	if we experience certain customary events of default, including defaults under certain other indebtedness.
The initial conversion rate is 7,056.7273 shares of our common stock per $200,000 principal amount of Cash Convertible Notes (reflecting an initial conversion price of approximately $28.34 per share of common stock). Upon conversion, holders are entitled to a cash payment (Cash Settlement Amount) equal to the average of the conversion rate multiplied by the daily volume-weighted average trading price for our common stock over a 50-day period. The conversion rate is subject to adjustment in certain instances but will not be adjusted for any accrued and unpaid interest. In addition, following the occurrence of certain corporate events that may occur prior to the applicable maturity date, we may be required to pay a cash make-whole premium by increasing the conversion rate for any holder who elects to convert Cash Convertible Notes in connection with the occurrence of such a corporate event.
We may redeem the 2019 Notes or 2021 Notes in their entirety at a price equal to 100% of the principal amount of the applicable Cash Convertible Notes plus accrued interest at any time 20% or less of the aggregate principal amount of the applicable Cash Convertible Notes originally issued remain outstanding.
The Cash Convertible Notes are senior unsecured obligations, and rank senior in right of payment to any of our indebtedness that is expressly subordinated in right of payment to the Cash Convertible Notes; equal in right of payment to any of our unsecured indebtedness that is unsubordinated; junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and junior to all indebtedness and other liabilities (including trade payables) of our subsidiaries.
Because The Cash Convertible Notes contain an embedded cash conversion option, we have determined that the embedded cash conversion option is a derivative financial instrument, which is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of operations until the cash conversion option transaction settles or expires. The initial fair value liability of the embedded cash conversion option was $105.2 million, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). For further discussion of the derivative financial instruments relating to the Cash Convertible Notes, refer to Note 7, “Derivatives.”
As noted above, the reduced carrying value on the Cash Convertible Notes resulted in a debt discount that is amortized to the principal amount through the recognition of non-cash interest expense over the expected life of the debt, which is five and seven years for the 2019 Notes and 2021 Notes, respectively. This resulted in our recognition of interest expense on the Cash Convertible Notes at an effective rate approximating what we would have incurred had nonconvertible debt with otherwise similar terms been issued. The effective interest rate of the 2019 and 2021 Notes is 2.937% and 3.809%, respectively, which is imputed based on the amortization of the fair value of the embedded cash conversion option over the remaining term of the Cash Convertible Notes. As of June 30, 2014, we expect the 2019 Notes to be outstanding until their 2019 maturity date and the 2021 Notes to be outstanding until their 2021 maturity date, for remaining amortization periods of approximately five and seven years, respectively. The Cash Convertible Notes’ if-converted value did not exceed their principal amount as of June 30, 2014.
In connection with the issuance of the Cash Convertible Notes, we incurred approximately $13.1 million in transaction costs. Such costs have been allocated to the Cash Convertible Notes and deferred as a long-term asset and will be amortized over the terms of the Cash Convertible Notes.
Interest expense related to the Cash Convertible Notes was comprised of the following:

	Three months ended
	June 30,
Three months ended June 30, (in thousands)	2014	2013
Coupon interest	$1,059	$—
Amortization of original issuance discount	4,076	—
Amortization of debt issuance costs	546	—
Total interest expense related to the Cash Convertible Notes	$5,681	$—

	Six months ended
	June 30,
Six months ended June 30, (in thousands)	2014	2013
Coupon interest	$1,189	$—
Amortization of original issuance discount	4,576	—
Amortization of debt issuance costs	605	—
Total interest expense related to the Cash Convertible Notes	$6,370	$—

Cash Convertible Notes Call Spread Overlay
Concurrent with the issuance of the Cash Convertible Notes, we entered into privately negotiated hedge transactions (Call Options) with, and issued warrants to purchase shares of our common stock (Warrants) to, certain financial institutions. We refer to the Call Options and Warrants collectively as the “Call Spread Overlay”. The Call Options are intended to offset any cash payments payable by us in excess of the principal amount due upon any conversion of the Cash Convertible Notes. We used $105.2 million of the proceeds from the issuance of the Cash Convertible Notes to pay for the Call Options, and simultaneously received $69.4 million from the sale of the Warrants, for a net cash outlay of $35.8 million for the Call Spread Overlay. The Call Options are derivative financial instruments and is discussed further in Note 7, “Derivatives.” The Warrants are equity instruments and are further discussed in Note 12, “Equity.”
Aside from the initial payment of a premium of $105.2 million for the Call Option, we will not be required to make any cash payments under the Call Options, and will be entitled to receive an amount of cash, generally equal to the amount by which the market price per share of our common stock exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is initially equal to the conversion price of the Cash Convertible Notes.
The Warrants cover an aggregate of 25.8 million shares of our common stock (subject to anti-dilution adjustments under certain circumstances) and have an initial exercise price of $32.085 per share, subject to customary adjustments. The Warrants expire as follows: Warrants to purchase 15.2 million shares expire over a period of 50 trading days beginning on December 27, 2018 and Warrants to purchase 10.6 million shares expire over a period of 50 trading days beginning on December 29, 2020. The Warrants are European-style (exercisable only upon expiration). The Warrants could have a dilutive effect to the extent that the price of our common stock exceeds the applicable strike price of the Warrants. For each Warrant that is exercised, we will deliver to the holder a number of shares of our common stock equal to the amount by which the settlement price exceeds the exercise price, divided by the settlement price, plus cash in lieu of any fractional shares. We will not receive any additional proceeds if the Warrants are exercised.

Private Placement
In October 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $400 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73 million 7-year term due in 2019 (3.19%); (2) $300 million 10-year term due in 2022 (3.75%); and (3) $27 million 12-year term due in 2024 (3.90%). We paid $2.1 million in debt issue costs which are being amortized through interest expense over the lifetime of the notes. The note purchase agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on priority indebtedness and the maintenance of certain financial ratios. We were in compliance with these covenants at June 30, 2014. Based on an estimation using the changes in the U.S. Treasury rates, the fair value of these senior notes at June 30, 2014 was approximately $387.1 million.

2006 Notes
In May 2006, we completed the offering of $300 million of 3.25% Senior Convertible Notes due in 2026 (2006 Notes) through an unconsolidated subsidiary, QIAGEN Euro Finance (Euro Finance). The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries and at December 31, 2013, $300 million is included in long-term debt for the loan amounts payable to Euro Finance. These long-term notes payable to Euro Finance had an effective interest rate of 3.7% and were due in May 2026. Interest was payable semi-annually in May and November. The 2006 Notes were issued at 100% of the principal amount, and were convertible into 15.0 million common shares at the option of the holders upon the occurrence of certain events, at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. had an agreement with QIAGEN Euro Finance to issue shares to the note holders in the event of conversion. This subscription right, along with the related receivable, was recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. In March 2014, we redeemed the $300 million loan payable to Euro Finance and approximately 98% of the subscription right with QIAGEN Euro Finance for $372.5 million, and recognized a loss on the redemption of $4.6 million in other (expense) income, net. During the second quarter of 2014, we issued 0.2 million common shares for in exchange for $3.9 million upon the exercise of the remaining subscription right.

2004 Notes
In August 2004, we completed the sale of $150 million of 1.5% Senior Convertible Notes due in 2024 (2004 Notes), through our unconsolidated subsidiary QIAGEN Finance. The net proceeds of the 2004 Notes were loaned by QIAGEN Finance to consolidated subsidiaries with an effective interest rate of 1.8% at June 30, 2014 and December 31, 2013. $145 million is included in long-term debt for the loan amounts payable to QIAGEN Finance. The 2004 Notes are due in February 2024. Interest is payable semi-annually in February and August. The 2004 Notes were issued at 100% of principal value, and are convertible into 11.5 million common shares at the option of the holders upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. has an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2004 Notes may be redeemed, in whole or in part, at QIAGEN Finance’s option at 100% of the principal amount, provided that the actual trading price of our common shares exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the 2004 Notes may require QIAGEN Finance to repurchase all or a portion of the outstanding 2004 Notes for 100% of the principal amount, plus accrued interest, on August 18, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Finance, the fair value of the 2004 Notes at June 30, 2014 was $278.5 million. We have reserved 11.5 million common shares for issuance in the event of conversion of the 2004 Notes.
We believe that funds from operations, existing cash and cash equivalents, and availability of financing facilities as needed, will be sufficient to fund our debt repayment obligations as they come due in the next twelve months.

10.	Income Taxes
The provision for income taxes is based upon the estimated annual effective tax rates for the year applied to the current period income before tax plus the tax effect of any significant unusual items, discrete events or changes in tax law. Our operating subsidiaries are exposed to effective tax rates ranging from zero to approximately 42%. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the condensed consolidated financial statements. In the three-month periods ended June 30, 2014 and 2013, the effective tax rates were 15.6% and (10.9)%, respectively. In the six-month periods ended June 30, 2014 and 2013, the effective tax rates were 15.9% and (32.6)% . Our negative tax rates in 2013 are primarily the result of restructuring charges and impairments which are attributable to higher taxed jurisdictions.
We assess uncertain tax positions in accordance with ASC 740 (ASC 740-10 Accounting for Uncertainties in Tax). At June 30, 2014, our net unrecognized tax benefits totaled approximately $12.2 million which, if recognized, would favorably impact our effective tax rate in the periods in which they are recognized. It is possible that approximately $0.4 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statutes of limitations or settlements with tax authorities. We cannot reasonably estimate the range of the potential outcomes of these matters.
We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in The Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Our subsidiaries are generally no longer subject to income tax examinations by tax authorities for years before 2008. Currently, the U.S. tax authority (Internal Revenue Service) is examining our U.S. federal tax returns for 2011 and 2012. The audit is still in the early stage and the outcome is not assessable at this time.

As of June 30, 2014, residual Netherlands income taxes have not been provided on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either permanently reinvested or can be repatriated tax free.

11.	Inventories
The components of inventories consist of the following as of June 30, 2014 and December 31, 2013:

(in thousands)	June 30, 2014	December 31, 2013
Raw materials	$25,230	$24,975
Work in process	23,882	25,535
Finished goods	86,667	77,587
Total inventories	$135,779	$128,097

12.	Equity

Issuance of Warrants
In March 2014, in connection with the issuance of our Cash Convertible Notes, we issued warrants (as described in Note 9, “Debt”) for approximately 25.8 million shares of our common stock (subject to antidilution adjustments under certain circumstances) with an initial exercise price of $32.085 per share, subject to customary adjustments. The proceeds, net of issuance costs, from the sale of the Warrants of approximately $68.9 million are included as additional paid in capital in the accompanying balance sheet, net of issuance costs. The Warrants expire as follows: Warrants to purchase 15.2 million shares expire over a period of 50 trading days beginning on December 27, 2018 and Warrants to purchase 10.6 million shares expire over a period of 50 trading days beginning on December 29, 2020. The Warrants are exercisable only upon expiration. For each Warrant that is exercised, we will deliver to the holder a number of shares of our common stock equal to the amount by which the settlement price exceeds the exercise price, divided by the settlement price, plus cash in lieu of any fractional shares. The Warrants could separately have a dilutive effect on shares of our common stock to the extent that the market value per share of our common stock exceeds the applicable exercise price of the Warrants (as measured under the terms of the Warrants).

Share Repurchase Program
In 2012, our Supervisory Board approved a program authorizing management to purchase up to a total of $100 million of our common shares (excluding transaction costs). We completed this share repurchase program in April 2013 having repurchased, between October 2012 and April 2013, a total of 5.1 million QIAGEN shares for an aggregate cost of $99.0 million.

In July 2013, we announced our intention to exercise the authorization granted by the Annual General Meeting of Shareholders on June 26, 2013, to purchase up to $100 million of our common shares (excluding transaction costs). Based on the closing price on July 29, 2013, this represents approximately five million shares. In 2013, 1.0 million QIAGEN shares were repurchased for $22.7 million and 3.4 million QIAGEN shares were repurchased for $77.7 million in 2014, under this program.

The cost of repurchased shares is included in treasury stock and reported as a reduction in total equity when a repurchase occurs. Repurchased shares will be held in treasury in order to satisfy various obligations, which include exchangeable debt instruments, warrants and employee share-based remuneration plans.

Accumulated Other Comprehensive Income (Loss)
The following table is a summary of the components of accumulated other comprehensive income as of June 30, 2014 and December 31, 2013:

(in thousands)	June 30, 2014	December 31, 2013
Net unrealized gain on pension, net of tax	$(401)	$(401)
Foreign currency effects from intercompany long-term investment transactions, net of tax of $6.5 million and $6.5 million in 2014 and 2013, respectively	12,139	12,164
Foreign currency translation adjustments	1,329	(15,955)
Accumulated other comprehensive income (loss)	$13,067	$(4,192)

13.	Earnings per Common Share

We present basic and diluted earnings per share. Basic earnings per share is calculated by dividing the net income (loss) attributable to the owners of QIAGEN N.V. by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” securities to issue common shares were exercised. Due to the net loss for the three- and six-month periods ended June 30, 2013, stock options and restricted stock units representing approximately 2.3 million and 2.9 million weighted-average shares of common stock, respectively, and warrants representing 4.0 million and 4.4 million shares of common stock were excluded from the computation of diluted net loss because the impact would have been antidilutive.
The following table summarizes the information used to compute earnings per common share:

	Three months ended
	June 30,
(in thousands, except per share data)	2014	2013
Net income (loss) attributable to the owners of QIAGEN N.V.	$32,834	$(51,761)

Weighted average number of common shares used to compute basic net income per common share	232,553	234,074
Dilutive effect of warrants	4,997	—
Dilutive effect of stock options and restricted stock units	3,090	—
Weighted average number of common shares used to compute diluted net income per common share	240,640	234,074
Outstanding options and awards having no dilutive effect, not included in above calculation	744	2,587
Outstanding warrants having no dilutive effect, not included in above calculation	32,270	22,428

Basic earnings (loss) per common share attributable to the owners of QIAGEN N.V.	$0.14	$(0.22)
Diluted earnings (loss) per common share attributable to the owners of QIAGEN N.V.	$0.14	$(0.22)

	Six months ended
	June 30,
(in thousands, except per share data)	2014	2013
Net income (loss) attributable to the owners of QIAGEN N.V.	$56,102	$(31,778)

Weighted average number of common shares used to compute basic net income per common share	232,709	233,699
Dilutive effect of warrants	5,761	—
Dilutive effect of stock options and restricted stock units	3,328	—
Weighted average number of common shares used to compute diluted net income per common share	241,798	233,699
Outstanding options and awards having no dilutive effect, not included in above calculation	621	2,044
Outstanding warrants having no dilutive effect, not included in above calculation	39,006	22,100

Basic earnings (loss) per common share attributable to the owners of QIAGEN N.V.	$0.24	$(0.14)
Diluted earnings (loss) per common share attributable to the owners of QIAGEN N.V.	$0.23	$(0.14)

14.	Commitments and Contingencies
Contingent Consideration Commitments
Pursuant to the purchase agreements for certain acquisitions, we could be required to make additional contingent cash payments totaling up to $122.3 million based on the achievement of certain revenue and operating results milestones as follows: $61.0 million in the remainder of 2014, $16.4 million in 2015, $17.7 million in 2016, $7.0 million in 2017, and $20.2 million payable in any 12-month period from now through 2029 based on the accomplishment of certain revenue or diagnostic approval targets. Of the $122.3 million total contingent obligation, $41.0 million if earned would be recorded as an adjustment to goodwill. Of the remaining $81.3 million, we have assessed the fair value at June 30, 2014 to be $5.0 million, which is included in accrued and other liabilities as of June 30, 2014.
Preacquisition Contingencies

In connection with certain acquisitions, amounts were paid into escrow accounts to cover certain preacquisition contingencies assumed in the acquisition. The escrow amounts that can be claimed by QIAGEN are recorded as an asset in prepaid and other expenses and amount to $2.5 million as of June 30, 2014 ($2.5 million as of December 31, 2013). In addition, we have recorded $0.1 million for preacquisition contingencies as a liability under accrued and other liabilities as of June 30, 2014 ($0.1 million as of December 31, 2013).
Contingencies
In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. From time to time, we also make other warranties to customers, including warranties that our products are manufactured in accordance with applicable laws and not in violation of third-party rights. We provide for estimated warranty costs at the time of the product sale. We believe our warranty reserves of $4.9 million as of June 30, 2014 and December 31, 2013, appropriately reflect the estimated cost of such warranty obligations.
Litigation
From time to time, QIAGEN may be party to legal proceedings incidental to its business. As of June 30, 2014, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or its subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and the amount of probable loss can be estimated. Based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such legal proceedings will not have a material adverse effect on QIAGEN’s financial position or results of operations.

15.	Share-Based Compensation
Stock Options
During the three- and six-month periods ended June 30, 2014, we did not grant any options to purchase common shares, compared to 0.3 million and 0.5 million common shares granted for the three- and six-month month periods ended June 30, 2013.
The unrecognized share-based compensation expense related to employee stock option awards, less estimated forfeitures, was approximately $2.1 million, as of June 30, 2014 which will be recognized over a period of 1.44 years.
Stock Units
Stock units represent rights to receive Common Shares at a future date and include restricted stock units which are subject to time-vesting only and performance stock units which include performance conditions in addition to time-vesting. During the three- and six-month periods ended June 30, 2014, we granted 0.8 million and 1.5 million stock awards compared to 1.0 million and 2.3 million stock awards for the three- and six-month periods ended June 30, 2013, respectively.
At June 30, 2014, there was $137.3 million remaining in unrecognized compensation expense, less estimated forfeitures, related to these awards which will be recognized over a period of 3.17 years.
Share-Based Compensation Expense
Total share-based compensation expense for the three- and six-month periods ended June 30, 2014 and 2013 is comprised of the following:

	Three months ended
	June 30,
Compensation Expense (in thousands)	2014	2013
Cost of sales	$783	$858
Research and development	1,724	1,282
Sales and marketing	2,025	2,206
General and administrative, restructuring, integration and other	4,736	5,515
Share-based compensation expense before taxes	9,268	9,861
Less: income tax benefit	1,988	1,789
Net share-based compensation expense	$7,280	$8,072

	Six months ended
	June 30,
Compensation Expense (in thousands)	2014	2013
Cost of sales	$1,595	$1,705
Research and development	3,808	2,829
Sales and marketing	4,758	4,882
General and administrative, restructuring, integration and other	9,252	9,041
Share-based compensation expense before taxes	19,413	18,457
Less: income tax benefit	4,300	3,789
Net share-based compensation expense	$15,113	$14,668

During the three- and six-month periods ended June 30, 2013, we recognized expense of $1.4 million in connection with retirement benefits for Supervisory Board members. No compensation cost was capitalized in inventory at June 30, 2014 or December 31, 2013 as the amounts were not material.

16.	Related Party Transactions
From time to time, we engage in transactions with companies in which we hold interests all of which are individually and in the aggregate immaterial except for certain transactions as discussed below.
We have a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 9, QIAGEN Finance and Euro Finance are variable interest entities with no primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. As of June 30, 2014 and December 31, 2013, we had loans payable to QIAGEN Finance of $145.0 million, accrued interest due to QIAGEN Finance of $4.3 million and amounts receivable from QIAGEN Finance of $3.3 million and $3.4 million, respectively. As of December 31, 2013, we had a loan payable to Euro Finance of $300.0 million, accrued interest due to Euro Finance of $2.6 million and amounts receivable from Euro Finance of $1.3 million. The loan payable to Euro Finance was redeemed together with all accrued interest in the first quarter of 2014. The amounts receivable are related to subscription rights which are recorded net in the equity of QIAGEN N.V. as paid-in capital.

In June 2013, we collected $1.6 million from a loan receivable due from a company in which we also hold an interest.
During 2012, we entered into a development and license agreement with a company in which we also hold an interest. Under the terms of this agreement we paid a total of $7.7 million in 2013 and another $2.0 million will become due through 2015 based on the achievement of certain milestones.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
This section contains a number of forward-looking statements. These statements are based on current management expectations, and actual results may differ materially. Among the factors that could cause actual results to differ from management’s expectations are those described in “Risk Factors” and “Forward-looking and Cautionary Statements” below.
Forward-looking and Cautionary Statements
This report contains forward-looking statements that are subject to risks and uncertainties. These statements can be identified by the use of forward-looking terminology, such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: risks associated with our expansion of operations, including the acquisition of new businesses; variability in our operating results from quarter to quarter; management of growth, international operations, and dependence on key personnel; intense competition; technological change; our ability to develop and protect proprietary products and technologies and to enter into and maintain collaborative commercial relationships; our future capital requirements; general economic conditions and capital market fluctuations; and uncertainties as to the extent of future government regulation of our business. As a result, our future success involves a high degree of risk. For further information, refer to the more specific risks and uncertainties discussed in Part 1, Item 3 "Key Information" of our Annual Report on Form 20-F for the year ended December 31, 2013 and under the heading "Risk Factors" below.
Results of Operations
Overview
We are the world's leading provider of innovative Sample & Assay Technologies, based on independent market studies of United States and European market shares for our products and technologies. Our automated systems and consumable products empower customers to transform raw biological samples into valuable molecular information. Sample technologies are used to collect, stabilize, isolate, purify and store DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies are then used to enrich, detect and provide results for analysis of biomolecules, such as the DNA of a virus or a mutation of a gene.
We sell our products, sample and assay kits known as consumables and automated instrumentation systems using those technologies, to four major customer classes:

•	Molecular Diagnostics-healthcare providers supporting many aspects of patient care including prevention, profiling of diseases, personalized healthcare and point of need testing

•	Applied Testing- government or industry customers using molecular technologies in fields such as forensics, veterinary diagnostics and food safety testing

•	Pharma-drug discovery and development efforts of pharmaceutical and biotechnology companies

•	Academia-researchers exploring the secrets of life such as the mechanisms and pathways of diseases, and in some cases translating that research into drug targets or commercial applications

We market products in more than 100 countries throughout the world. We have established subsidiaries in markets we believe have the greatest sales potential, including countries throughout Europe, Asia, the Americas and Australia. We also work with specialized independent distributors and importers. As of June 30, 2014, we employed approximately 4,200 people in more than 35 locations worldwide.
QIAGEN aims to continue accelerating the pace of innovation and growth in 2014 by executing on targeted initiatives to expand our leadership in addressing the rapidly evolving needs of customers to transform biological samples into valuable molecular insights. Our focus is on five growth drivers: (1) driving adoption of the QIAsymphony automation platform and expanding the test menu, (2) extending leadership in Personalized Healthcare with innovative companion diagnostics to guide treatment decisions, (3) establishing the QuantiFERON-TB test as the modern gold standard for latent tuberculosis control, (4) expanding the use of bioinformatics in molecular applications to analyze and interpret complex biological data; and (5) creating a leading portfolio of universal NGS solutions and complete workflows to drive adoption in clinical research and diagnostics.

Among recent developments in 2014:

QIAsymphony maintaining rapid growth in placements as content menu expands

•	After surpassing 1,000 cumulative placements in 2013, QIAGEN is moving ahead on its goal for 250 new placements during 2014.

•
The artus CMV RGQ MDx Kit for human cytomegalovirus (CMV) received FDA approval in June 2014. This test is the only FDA-approved PCR-based assay optimized for low- to mid-throughput testing of CMV, a life-threatening infection common in organ transplant patients. The artus CMV test runs on the Rotor-Gene Q MDx real-time PCR platform, a member of the QIAsymphony family of automated instruments. QIAGEN is advancing several other development projects toward U.S. and European regulatory submissions in the areas such as healthcare-acquired infections, women's health, transplantation, blood-borne viruses.

Personalized Healthcare leadership gaining momentum

•
The therascreen KRAS RGQ PCR Kit received FDA approval in June to guide the treatment of metastatic colorectal cancer patients with Amgen’s Vectibix® (panitumumab) - the third U.S. approval of a QIAGEN companion diagnostic paired with a novel drug. QIAGEN’s growing menu of clinically validated companion diagnostics is driving personalized healthcare, where genomic insights are used to guide individual treatment decisions.

•
A new agreement was announced in July with AstraZeneca PLC that aims to create a new companion diagnostic using “liquid biopsy” samples of blood plasma, rather than more costly and invasive surgical collection of tissue samples, to guide the treatment of non-small cell lung cancer (NSCLC) patients with IRESSA, AstraZeneca’s targeted therapy for NSCLC. The proposed test will analyze plasma to assess EGFR mutation status in NSCLC patients.

•
A new collaboration with Eli Lilly and Company was announced in the second quarter of 2014 to co-develop molecular assay panels for simultaneous analysis of DNA and RNA biomarkers, targeting multiple cellular pathways involved in common cancer types. The expanded relationship with Eli Lilly is our first Pharma collaboration based on QIAGEN’s unique multi-modal, multi-analyte Modaplex analysis platform acquired with PrimeraDx that can process multiple sample types and biomarkers in a single test.

•
QIAGEN’s pipeline of novel tests for blood cancers was expanded with exclusive licenses reached for the biomarkers calreticulin (CALR) and SF3B1. QIAGEN is the global market leader in molecular diagnostics for leukemia and related blood disorders, and the addition of these new biomarkers in 2014 expands the current portfolio of tests.

QuantiFERON-TB expanding rapidly around the world

•
QuantiFERON-TB, the market-leading diagnostic for latent tuberculosis (TB) infection, delivered strong in sales through the first half of the year, driven by ongoing conversion of latent TB screening for high-risk patients in the United States and other markets from the antiquated tuberculin skin test to the modern gold standard. The launch in China, where an estimated 550 million people are infected, began in late March and is progressing well.

•
QIAGEN welcomed the announcement in June 2014 by the U.S. Preventive Services Task Force (USPSTF), an independent expert panel appointed by the U.S. government, of its decision to announce a plan to begin researching potential guidelines for screening of latent TB infections in the U.S. as part of efforts to combat TB infections as a public health issue.

Bioinformatics tools driving the advancement of NGS technologies

•
QIAGEN further expanded its industry-leading portfolio of bioinformatics solutions during the second quarter of 2014 with the addition of content from BIOBASE, a provider of expertly curated biological databases, software and services. The new content includes gold standard data in the fields of inherited diseases and pharmacogenomics. QIAGEN has begun integrating the BIOBASE content into interpretation solutions in the Ingenuity Knowledge Base, adding value for customers who need to interpret the massive amounts of complex data being generated by next-generation sequencing. In July, QIAGEN and BGI Tech Solutions Co. also announced a distribution and service relationship for China, Taiwan, Hong Kong and Macao involving the BIOBASE Human Gene Mutation Database (HGMD®), which is being integrated into the Ingenuity Knowledge Base.

Innovative NGS workflows and universal solutions helping to address clinical needs

•
QIAGEN recently launched 14 new GeneRead DNAseq V2 gene panels in July targeting a broad range of cancer-related genes and gene regions. The assays are universal, meaning they can be run on any NGS platform and help customers to extract and interpret genes of interest through integration with QIAGEN’s industry-leading bioinformatics solutions. Among the 14 panels are “focused” assays that target between 8-25 genes as well as “disease-specific” panels for 40-50 genes and “comprehensive” panels for as many as 160 genes. The panels are customizable to include other genes or gene regions of interest, and offer industry-leading specifications such as for uniformity, coverage and low sample input - and provide sample-to-library processing which is several times faster than competing panels.

•
Development of the sample-to-insight workflow incorporating the GeneReader benchtop NGS sequencer is progressing, with commercialization expected in the second half of 2015. Teams have been addressing system integration issues, as well as assessing the benefits of new chemistries and bioinformatics for implementation into the workflow.

Recent Acquisitions

We have made a number of other strategic acquisitions, expanding our technology and product offerings as well as extending our geographic presence. These transactions include:

•
In August 2013, we acquired CLC bio (CLC), a global leader in bioinformatics software with a focus on next-generation sequencing (NGS). This acquisition creates a complete workflow from biological sample to valuable molecular insights. CLC bio, a privately-held company based in Aarhus, Denmark, was founded in 2005 and has created the leading commercial data analysis solutions and workbenches for NGS. CLC’s leading products are CLC Genomics Workbench, a comprehensive and user-friendly analysis package for analyzing, comparing and visualizing NGS data; and CLC Genomics Server, a flexible enterprise-level infrastructure and analysis backbone for NGS data analysis.

•
In April 2013, we acquired Ingenuity Systems, Inc. (Ingenuity), the leading provider of software solutions that efficiently and accurately analyze and interpret the biological meaning of genomic data. Ingenuity, a privately-held U.S. company based in California's Silicon Valley, created a market leading, expertly curated knowledge system of biomedical information and analysis solutions for the exploration, interpretation and analysis of complex biological systems. New technologies such as NGS are now generating more data in a single year than was created in all prior history, making the analysis and interpretation of this extensive and very complex biological data a critical success factor.

Our financial results include the contributions of our recent acquisitions from the date of acquisition, as well as costs related to the acquisitions and integrations of the acquired companies, such as the relocation and closure of certain facilities.
We determined that we operate as one business segment in accordance with ASC Topic 280, Segment Reporting. Our chief operating decision maker (CODM) makes decisions on business operations and resource allocation based on evaluations of our Company as a whole. With revenues derived from our entire product and service offerings, it is not practicable to provide a detail of revenues for each group of similar products and services or for each customer group, as full discrete financial information is not available. However, we do provide certain revenue information by customer class to allow better insight into our operations. This information is estimated using certain assumptions to allocate revenue among the customer classes.
Three- and Six-Month Periods Ended June 30, 2014 compared to Three- and Six- Month Periods Ended June 30, 2013
Net Sales
In the second quarter of 2014, net sales increased by 5% to $330.8 million, from $315.2 million in the second quarter of 2013, supported by higher sales of consumables and other revenues (+6%) more than offsetting weaker instruments (-3%). Approximately three-fourths of total growth came from contributions from the acquisitions of Ingenuity (as of April 29, 2013), CLC bio (as of August 22, 2013) and BIOBASE (as of April 3, 2014), and remaining growth came from the rest of the business. Currency movements had a positive impact of approximately one percentage point on actual results for the second quarter of 2014.
Net sales rose 5% in the first half of 2014 to $647.9 million compared to $618.8 million in the same period in 2013, as higher sales of consumables and other revenues (+5% , 89% of sales) more than compensated for weaker instruments (+0%, 11% of sales). Total growth included about two percentage points from the bioinformatics acquisitions of Ingenuity (as of April 29, 2013), CLC bio (as of August 22, 2013) and BIOBASE (as of April 3, 2014), and about two percentage points from the rest of the business. Currency movements had a positive impact of approximately one percentage point to net sales growth.
Geographic regions: In the second quarter of 2014, net sales rose in all regions, led by the Europe / Middle East / Africa region (+11% / 34% of sales) with the strongest performances in the Nordic region, Turkey and the Middle East. The Americas (+1% / 46% of sales) overcame weaker U.S. HPV sales on growth in Brazil and largely unchanged results in the U.S. The Asia-Pacific / Japan region (+2%/ 18% of sales) saw improved sales in China and Japan, but weaker results in Australia. The top seven emerging markets (+11%/ 14% of sales) were led by Brazil, South Korea, Turkey and China delivering growth against weaker results in Russia, Mexico and India.
Product categories: In the second quarter of 2014, consumables and related revenues (+6%, 88% of sales) were led by Molecular Diagnostics and supported by growth in Applied Testing and Pharma. Contributions from the bioinformatics portfolio acquired during 2013 and 2014 supported results in all customer classes. In the first half of 2014, consumables and related revenues rose 5% and provided 89% of sales.
Instruments (-3%, 12% of sales) rose at single-digit rates in Molecular Diagnostics and Applied Testing, but experienced declines in Academia and Pharma amid funding issues. In the first half of 2014, instrument sales remained unchanged and provided 11% of sales.
Customer classes: An overview of performance in QIAGEN’s four customer classes:
Molecular Diagnostics, which contributed approximately 51% of net sales and 10% growth in the second quarter of 2014 compared to the second quarter of 2013, generated higher sales of consumables and instruments, overcoming the expected decline in U.S. HPV test product sales (-31%, 6% of sales). The rest of the portfolio, led by the five growth drivers, grew 21%. The QuantiFERON-TB latent tuberculosis test continued growing more than 20% and provided approximately 7% of total sales. Profiling consumables were up 21%, also providing about 7% of total sales, helped by the growing installed base of QIAsymphony automation platforms. Personalized Healthcare growth was led by double-digit sales growth of companion diagnostic assays and higher revenues from co-development projects. Sales of HPV testing products outside the U.S. were also higher in the quarter, expanding at a high-single-digit rate on improved results in China and Latin America. In the first half of 2014, Molecular Diagnostics sales rose 5% and provided 50% of sales.
Applied Testing, which represented approximately 8% and 4% growth, delivered single-digit growth in instrument sales as well as consumables, with the bioinformatics acquisitions contributing to growth. In the first half of 2014, Applied Testing sales rose 9% and provided 8% of sales.
Pharma, which represented approximately 19% of net sales with 2% growth, experienced a modest increase in consumables supported by the new bioinformatics franchise, but a double-digit decline in instrument sales. In the first half of 2014, Pharma sales rose 5% and provided 19% of sales.
Academia which represented approximately 22% of net sales with -2% decline, faced a double-digit decline in instrument sales, a reflection of the ongoing difficult funding environment, and a modest single-digit decline in consumables. QIAGEN continues to expect funding levels to improve in the second half of 2014 but to remain below levels seen in previous years. In the first half of 2014, Academia sales rose 2% and provided 23% of sales.
Gross Profit
Gross profit was $215.9 million (65% of net sales) for the three-month period ended June 30, 2014, as compared to $168.9 million (54% of net sales) in the same period in 2013. Gross profit for the six-month period ended June 30, 2014 was $426.0 million (66% of net sales) as compared to $368.9 million (60% of net sales) for the same period in 2013. Generally, our consumable sample and assay products have a higher gross margin than our instrumentation products and service arrangements. Fluctuations in the sales levels of these products and services can result in fluctuations in gross margin between periods. Further, amortization expense related to developed technology and patent and license rights, which have been acquired in business combinations, is included in cost of sales. In the second quarter of 2014, the amortization expense on acquisition-related intangibles within cost of sales increased to $20.7 million compared to $19.7 million in the 2013 period and for the six-month period ended June 30, 2014, increased to $41.0 million compared to $37.7 in the same period of 2013. We expect that our acquisition-related intangible amortization will increase as a result of future acquisitions.
Research and Development
Research and development expenses increased by 13% to $37.9 million (11% of net sales) in the second quarter of 2014, compared to $33.6 million (11% of net sales) in the same period of 2013. For the six-month period ended June 30, 2014, research and development expenses increased by 15% to $78.2 million (12% of net sales) compared to $67.9 million (11% of net sales) for the same period in 2013. The increase in research and development expense in 2014 primarily reflects the 2013 acquisitions. Our business combinations, along with the acquisition of new technologies, may continue to increase our research and development costs. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development efforts. Additionally, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts.
Sales and Marketing
Sales and marketing expenses increased by 2% to $92.8 million (28% of net sales) in the second quarter of 2014 from $91.3 million (29% of net sales) in the same period of 2013. Sales and marketing expenses increased by 2% to $184.2 million (28% of net sales) for the six-month period ended June 30, 2014, from $180.9 million (29% of net sales) for the same period in 2013. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. We anticipate that sales and marketing costs will continue to increase along with new product introductions and growth in sales of our products.
General and Administrative, Restructuring, Integration and Other Costs
General and administrative, restructuring, integration and other costs were $28.1 million (8% of net sales) in the second quarter of 2014 as compared to $69.1 million (22% of net sales) in the second quarter of 2013. During the six-month period ended June 30, 2014, we recorded general and administrative, restructuring, integration and other costs of $54.9 million (8% of net sales), compared to $108.1 million (17% of net sales) for the same period in 2013. The net decrease includes $10.3 million and $50.7 million in restructuring costs in the three and six months ended June 30, 2013, respectively, related to internal restructuring of subsidiaries, including severance and retention costs, plus costs in connection with our acquisitions. The restructuring costs primarily relate to a project we began in late 2011 to enhance productivity by streamlining the organization and reallocating resources to strategic initiatives to help drive growth and innovation, strengthen our industry leadership position and improve longer-term profitability. This project eliminated organizational layers and overlapping structures, actions that will enhance our processes, speed and productivity. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations. As we further integrate the acquired companies and pursue other opportunities to gain efficiencies, we expect to continue to incur additional business integration costs in 2014. Over time, we believe the integration and restructuring activities will reduce expenses as we improve efficiency in operations.
Acquisition-Related Intangible Amortization
Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and noncompete agreements acquired in a business combination is recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in a business combination are recorded within cost of sales, research and development, or sales and marketing based on the use of the asset.
During the quarter ended June 30, 2014, the amortization expense on acquisition-related intangibles within operating expense increased to $9.3 million compared to $9.0 million the same period of 2013. We expect that our acquisition-related intangible amortization will increase as a result of future acquisitions.
During the six-month period ended June 30, 2014, we recorded amortization expense on acquisition-related intangibles within operating expense of $18.7 million, compared to $17.1 million for the same period in 2013.
Other Income (Expense), net
Total other expense was $8.5 million and $23.0 million in the three- and six-month periods ended June 30, 2014, respectively, compared to $12.5 million and $18.8 million in the same periods of 2013, respectively. Included in other expense, net is a $4.6 million loss recognized on the redemption of the $300 million loan payable to and subscription right with Euro Finance as discussed more fully in Note 9, "Debt". Additionally, total other expense, net is primarily the result of interest expense partially offset by interest income and gains on foreign currency transactions.
Interest expense increased to $10.5 million and $18.5 million in the three- and six- month periods ended June 30, 2014, respectively, compared to $7.8 million and $15.5 million in the same periods of 2013, respectively. Interest costs primarily relate to debt, discussed in Note 9 in the accompanying notes to the condensed consolidated financial statements. Interest expense increased primarily as a result of the issuance of the Cash Convertible Notes in March 2014, partially offset by the repayment of the $300.0 million 2006 Notes during March 2014 as discussed in Note 9.
For the three-month period ended June 30, 2014 and 2013, interest income was $0.8 million and $0.4 million. For the six-month period ended June 30, 2014, interest income increased to $1.8 million from $1.3 million in the same period 2013. Interest income primarily reflects the changes in our cash and short-term investments and the changing interest rates thereon.
For the three- and six- month periods ended June 30, 2014, gains on foreign currency transactions totaled $1.2 million and $1.9 million compared to losses of $1.4 million and $0.9 million in the same period 2013. These gains and losses are due to foreign currency fluctuations.
Provision for Income Taxes
In the second quarters of 2014 and 2013, our effective tax rates were 15.6% and (10.9)%, respectively. For the six-month periods ended June 30, 2014 and 2013, our effective tax rates were 15.9% and (32.6)%. Our provision for income taxes is based upon the estimated annual effective tax rates. Our operating subsidiaries are exposed to effective tax rates ranging from zero to approximately 42%. Fluctuations in the distribution of pre-tax income (loss) among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. However, our negative rates in 2013 are primarily the result of restructuring charges and impairments which are attributable to higher taxed jurisdictions. Income tax expense increased in the second quarter of 2014 compared to 2013, mainly reflecting improved operating results.
Liquidity and Capital Resources
To date, we have funded our business primarily through internally generated funds, debt and private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities, including capital expenditure requirements and acquisitions. As of June 30, 2014 and December 31, 2013, we had cash and cash equivalents of $418.9 million and $330.3 million, respectively. Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At June 30, 2014, cash and cash equivalents had increased by $88.6 million from December 31, 2013, primarily due to cash provided by operating activities of $119.2 million and financing activities of $245.5 million partially offset by cash used in investing activities of $278.8 million. As of June 30, 2014 and December 31, 2013, we had working capital of $905.1 million and $583.9 million, respectively.
Operating Activities. For the six months ended June 30, 2014 and 2013, we generated net cash from operating activities of $119.2 million and $93.8 million, respectively. While net income was $56.3 million in the six months ended June 30, 2014, non-cash components in income included $98.4 million of depreciation and amortization and $1.2 million of impairments. Operating cash flows include a net decrease in working capital of $51.4 million, primarily due to increased inventories and payments made in connection with restructuring activities. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.
Investing Activities. Approximately $278.8 million of cash was used in investing activities during the six months ended June 30, 2014, compared to $138.0 million for the same period in 2013. Investing activities during the six months ended June 30, 2014 consisted principally of $206.1 million for purchases of short-term investments and $42.5 million paid for purchases of property and equipment, including our ongoing construction projects in the U.S., as well as $5.2 million paid for intangible assets. Cash paid for acquisitions, net of cash acquired, of $41.7 million was partially offset by $20.0 million from the sale of short-term investments.
In recent years we have expanded of our Hilden, Germany, and Germantown, Maryland, USA facilities. There are two new small-scale expansion projects in Maryland that started in 2014 and are estimated to be completed in 2015. We anticipate being able to fund these expansions with cash generated by operating activities.
In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $122.3 million based on the achievement of certain revenue and operating results milestones as follows: $61.0 million in 2014, $16.4 million in 2015, $17.7 million in 2016, $7.0 million in 2017, and $20.2 million payable in any 12-month period from now through 2017 based on the accomplishment of certain revenue or diagnostic approval targets. Of the $122.3 million total contingent obligation we have assessed the fair value at June 30, 2014 to be $5.0 million which is included in accrued and other liabilities as of June 30, 2014.
Financing Activities. Financing activities provided $245.5 million of cash for the six months ended June 30, 2014, compared to cash used in financing activities of $44.9 million for the six months ended June 30, 2013. The net proceeds from the issuance of the Cash Convertible Notes, including the related cash flow from the purchase of the Call Options and the issuance of the Warrants, were substantially used to fund the redemption of the 2006 Notes and subscription right as discussed in Note 9 "Debt." Additionally, cash used during the six months ended June 30, 2014 for the $77.7 million purchase of treasury shares was partially offset by $8.3 million for the issuance of common shares in connection with our stock plan.
In December 31, 2011, we entered into a €400.0 million syndicated multi-currency revolving credit facility expiring December 2016 of which no amounts were utilized at June 30, 2014. The €400.0 million facility can be utilized in euro, U.K. pound or U.S. dollar and bears interest of 0.8% to 2.35% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three, six or twelve months. We have additional credit lines totaling €38.0 million at variable interest rates, of which no amounts were utilized as of June 30, 2014. We also have capital lease obligations, including interest, in the aggregate amount of $14.0 million, and carry $1.2 billion of long-term debt, of which $0.4 million is current as of June 30, 2014.

In March 2014, we issued $730.0 million aggregate principal amount of Cash Convertible Senior Notes of which $430.0 million is due in 2019 (2019 Notes) and $300.0 million is due in 2021 (2021 Notes). We refer to the 2019 Notes and 2021 Notes, collectively as the “Cash Convertible Notes”. The aggregate net proceeds of the Cash Convertible Notes was $686.9 million, after payment of the net cost of the Call Spread Overlay described in Note 9, "Debt" and transaction costs. Interest on the Cash Convertible Notes is payable semiannually in arrears on March 19 and September 19 of each year, at rates of 0.375% and 0.875% per annum for the 2019 Notes and 2021 Notes, respectively, commencing on September 19, 2014. The 2019 Notes will mature on March 19, 2019 and the 2021 Notes will mature on March 19, 2021, respectively, unless repurchased or converted in accordance with their terms prior to such date.
We have notes payable, which are the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes). In March 2014, we redeemed the $300 million note and subscription right with QIAGEN Euro Finance for $372.5 million. QIAGEN Finance and Euro Finance are unconsolidated subsidiaries, which were established for this purpose. The 2004 Notes are convertible into our common shares at a conversion price of $12.6449, subject to adjustment. In connection with conversion of $5.0 million of the 2004 Notes, we repaid $5.0 million of the debt to QIAGEN Finance. At June 30, 2014, $145.0 million are included in long-term debt for the amount of the notes payable to QIAGEN Finance. The $145.0 million note payable has an effective rate of 1.8%, and had an original maturity in July 2011. We refinanced the $145.0 million note, which has a new maturity date of February 2024. QIAGEN

N.V. has guaranteed the 2004 Notes and has agreements with QIAGEN Finance to issue shares to the note holders in the event of conversion. These subscription rights, along with the related receivable, are recorded at fair value in the equity of QIAGEN N.V. as paid-in capital.
In October 2012, we completed a U.S. private placement through the issuance of new senior unsecured notes at a total amount of $400 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73 million 7-year term due in 2019 (3.19%); (2) $300 million 10-year term due in 2022 (3.75%); and (3) $27 million 12-year term due in 2024 (3.90%). Approximately EUR 170 million (approximately $220 million) of proceeds from the notes were used to repay amounts outstanding under our short-term revolving credit facility. The remainder of the proceeds provides additional resources to support QIAGEN's longer-term business expansion.
In 2012, our Supervisory Board approved a program authorizing management to purchase up to a total of $100 million of our common shares (excluding transaction costs). We completed the share repurchase program in April 2013 having repurchased between October 2012 and April 2013 a total of 5.1 million QIAGEN shares for a total aggregate cost of $99.0 million.
In July 2013, we announced our intention to exercise the authorization granted by the Annual General Meeting of Shareholders on June 26, 2013, to purchase up to $100 million of our common shares (excluding transaction costs). Based on the closing price on July 29, 2013, this represents approximately 5.0 million common shares. Repurchased shares will be held in treasury in order to satisfy obligations for exchangeable debt instruments and employee share-based remuneration plans. In 2013, 1.0 million QIAGEN shares were repurchased for $22.7 million and 3.4 million QIAGEN shares were repurchased for $77.7 million in the first half of 2014, under this program.
We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments, the issuance of additional equity or debt financing.
We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, the global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. The availability of debt financing may be negatively impacted by the global credit crisis. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we cannot obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

Quantitative and Qualitative Disclosures about Market Risk
Our market risk relates primarily to interest rate exposures on cash, marketable securities and borrowings and foreign currency exposures on intercompany and third-party transactions. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign currency exchange rates. Exposures are managed through operational methods and financial instruments. We do not use financial instruments for trading or speculative purposes. Our exposure to market risk from changes in interest rates and currency exchange rates has not changed materially from our exposure as discussed in Item 11 of our Annual Report on Form 20-F for the year ended December 31, 2013.
Foreign Currency
QIAGEN N.V.’s functional currency is the U.S. dollar and our subsidiaries’ functional currencies are generally the local currencies of the respective countries in which they are located. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The gain or loss on a foreign currency transactions in the three- and six-month periods ended June 30, 2014 was $1.2 million and $1.9 million net gain as compared to $1.4 million and $0.9 million net loss in the same period of 2013 and are included in other expense, net.
Derivatives and Hedging
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness. To determine our own credit risk, we estimated our own credit rating by benchmarking the price of our outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, we quantify our credit risk by reference to publicly-traded debt with a corresponding rating.
Foreign Currency Derivatives. As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage our balance sheet exposure on a group-wide basis using foreign exchange options and cross-currency swaps.
We also make use of economic hedges. Further details of our derivative and hedging activities can be found in Note 7 to the accompanying condensed consolidated financial statements.

Recent Authoritative Pronouncements
For information on recent accounting pronouncements impacting our business, see Note 2 to the accompanying condensed consolidated financial statements.

Application of Critical Accounting Policies, Judgments and Estimates
The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact on the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or were reasonably likely to change from period to period, having a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, share-based compensation, income taxes, investments, variable interest entities, goodwill and other intangible assets, purchase price allocation and fair value measurements.
Our critical accounting policies are discussed further in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2013. Actual results in these areas could differ from management’s estimates. There have been no significant changes in our critical accounting policies during 2014.

Off-Balance Sheet Arrangements
Other than our arrangements with QIAGEN Finance and Euro Finance as discussed above and in Notes 9 and 16 to the accompanying condensed consolidated financial statements, we did not use special purpose entities and did not have off-balance-sheet financing arrangements as of June 30, 2014 and December 31, 2013.

Contractual Obligations
There were no material changes at June 30, 2014 from the contractual obligations disclosed in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2013 other than the issuance of the Cash Convertible Notes as described in Note 9 in the accompanying Notes to Consolidated Financial Statements.

Legal Proceedings
For information on legal proceedings, see Note 14 to the accompanying condensed consolidated financial statements.
While no assurances can be given regarding the outcome of the proceedings described in Note 14, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN N.V. as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.

Risk Factors
Material risks that may affect our results of operations and financial position appear in Part 1, Item 3 "Key Information" of the 2013 Annual Report on Form 20-F for the year ended December 31, 2013. There have been no material changes from the risk factors disclosed in Item 3 of our Form 20-F other than those described below.
The accounting for the Cash Convertible Notes will result in our having to recognize interest expense significantly greater than the stated interest rate of the notes and may result in volatility to our Consolidated Statements of Operations.
We will settle any conversions of the Cash Convertible Notes entirely in cash. Accordingly, the conversion option that is part of the Cash Convertible Notes will be accounted for as a derivative pursuant to accounting standards relating to derivative instruments and hedging activities. Refer to Note 7, “Derivatives,” of the Notes to Consolidated Financial Statements in. In general, this resulted in an initial valuation of the conversion option separate from the debt component of the Cash Convertible Notes, resulting in an original issue discount. The original issue discount will be accreted to interest expense over the term of the Cash Convertible Notes, which will result in an effective interest rate reported in our financial statements significantly in excess of the stated coupon rates of the Cash Convertible Notes. This accounting treatment will reduce our earnings. For each financial statement period after the issuance of the Cash Convertible Notes, a gain (or loss) will be reported in our financial statements to the extent the valuation of the conversion option changes from the previous period. The Call Options will also be accounted for as derivative instruments, substantially offsetting the gain (or loss) associated with changes to the valuation of the conversion option. This may result in increased volatility to our results of operations.
The cash convertible note hedge and warrant transactions we entered into in connection with the issuance of our Cash Convertible Notes may not provide the benefits we anticipate, and may have a dilutive effect on our common stock.
Concurrently with the issuance of the Cash Convertible Notes, we entered into Call Options and issued Warrants. We entered into the Call Options with the expectation that they would offset potential cash payments by us in excess of the principal amount of the Cash Convertible Notes upon conversion of the Cash Convertible Notes. In the event that the hedge counterparties fail to deliver potential cash payments to us, as required under the Call Options, we would not receive the benefit of such transaction. Separately, we also issued Warrants. The Warrants could separately have a dilutive effect to the extent that the market price per share of our common stock, as measured under the terms of the Warrants, exceeds the strike price of the Warrants.

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